January 13, 2010

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE: OPNET Technologies, Inc. (File No. 000-30931) Response to Division of Corporation Finance comments on Form 10-K for the year ended March 31, 2009

Dear Mr. Crispino:

On November 19, 2009 OPNET Technologies, Inc. (the “Company”) received written comments from the Staff of the Division of Corporation Finance (the “Staff”) regarding certain disclosures under the section, “Management’s Discussion and Analysis of Financial Condition”, certain disclosures under the section, “Quantitative and Qualitative Disclosure About Market Risk”, and certain disclosures under the section, “Executive Compensation” in the Company’s Form 10-K for the fiscal year ended March 31, 2009. The Company submitted a response to those comments on December 10, 2009. On January 5, 2010 the Company received written comments from the Staff in response to our December 10, 2009 correspondence. The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the January 5, 2010 comment letter.

Comment No. 1:

You indicate in your response to prior comment 5 that in determining compensation levels for your executives, your compensation committee historically considers your revenues, revenue growth, profitability and operating cash flow and that these measures are typically evaluated against the company’s budget for the related year. Please note that when discussing corporate performance objectives, you should disclose related qualitative goals in order to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Accordingly, in your response letter please disclose the targets established for each of your corporate performance measures for 2009, the degree to which each such target was achieved, and the effect of achievement or non-achievement of such targets on the compensation awarded to your executives. If you have omitted specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the company to achieve the undisclosed target levels.

Company’s Response:

The Company respectfully submits that the financial measures cited in its response to the original comment 5 were not used by the Compensation Committee as performance targets or goals for compensation purposes. The Committee did not base any fiscal 2009 executive compensation on the achievement of pre-established targets or goals. The Committee did not establish targets at the beginning of the fiscal year for revenue, revenue growth, profitability and operating cash flow (or any other targets) and then provide compensation based on the degree to which established targets were achieved.

The Company’s board of directors does review an operating budget established by the Company at the beginning of each fiscal year and evaluates the Company’s quarterly and annual performance against the operating budget; however, the Committee does not directly link executive compensation to financial metrics contained in the operating budget. The Committee did give retrospective consideration to the Company’s actual revenue, revenue growth, profitability and operating cash flow as compared to budgeted amounts as one element of its subjective evaluation of the general performance of the Company for the relevant period. For example, the Committee considered the Company’s achievement of these measures for fiscal 2008 in determining fiscal 2009 executive salaries. Likewise, in determining the overall amount of the quarterly bonus pool for each quarter in fiscal 2009 and the amount of the bonus pool to allocate to each executive, the Committee considered actual quarterly revenue, revenue growth, profitability and operating cash for each of the relevant quarters.

The Company believes that disclosing metrics from its operating budget would not provide enhanced disclosure regarding its compensation practices, as no direct link exists between the achievement of operating budget metrics and executive compensation. The Company will include more information in future filings about the Committee’s subjective judgment as to the Company’s performance for the relevant periods, including the role played in that judgment by its retrospective evaluation of financial measures, such as whether the Company had generally outperformed or underperformed its budget with respect to the relevant financial measures, whether the outperformance or underperformance was significant, and whether the Committee gave more weight to certain measures and less to others. In addition, if the Committee were to adopt a practice of establishing performance targets or goals for executive compensation purposes, the Company would include those targets in its disclosure (or omit them only to the extent permitted by Instruction 4 to Item 402 (b)).

Comment No. 2:

You also indicate in your response to prior comment 5 that your compensation committee referred to data about salary levels at comparable companies when addressing the salary levels of Messrs. Marc Cohen, Alain Cohen and Mel Wesley. In your response letter, please identify these comparable companies or explain in greater detail why you do not believe that you have engaged in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Company’s Response:

The Company advises the Staff that the companies included by the compensation consulting firm in deriving the data it presented to the Committee were Mercury Computer Systems Inc., Websense Inc., Secure Computing Corp., CommVault Systems Inc., Packeteer Inc., NetScout Systems Inc., Opsware Inc., Entrust Inc., Riverbed Technology Inc., Double-Take Software Inc. and FalconStor Software Inc.

Based on discussions with the members of the Committee, the Company believes that characterizing the process in which the Committee reviewed the data as “benchmarking” suggests a level of formality that was not in fact used by the Committee. For example, the Committee did not discuss with the consulting firm the inclusion criteria for the companies on the list. Furthermore, the Committee did not request the report for purposes of benchmarking executive salaries. Rather, the data was included as part of a presentation by the consulting firm on executive compensation philosophy and design, focusing in particular on the overall structure and design of the compensation program for the Company’s two most senior executives. The Committee did not take any specific action based on the report, but later, when the Committee was determining the salary levels for those executives (Marc Cohen and Alain Cohen), it did refer back to the salary data included in the report. As would be expected, the Committee did not ignore the data contained in the report, even though it had requested the report for a different purpose. The Committee did not regard its use of the data in the report as formal benchmarking. The data was merely part of the mix of information available to the Committee at the time. Under these circumstances, the Company believes that the Committee’s use of the data was more consistent with “a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices”, which Question 118.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations makes clear is not benchmarking.

In future filings, the Company will enhance its disclosure about the extent to which the Committee has reviewed compensation data from other companies, how that data was gathered and how it was used by the Committee.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate a response as soon as possible provided you have any remaining questions. Thank you in advance for your attention. Please feel free to contact Mel F. Wesley, Vice President and Chief Financial Officer, with any questions at (240) 497-3000.

Sincerely,

/s/ Mel F. Wesley

Mel F. Wesley
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)